UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Announcement of High-dividend Company Compliance

As the financial statements (including the statement of appropriation of retained earnings) and consolidated financial statements for the 25th fiscal year were duly approved at the Annual General Meeting of Shareholders held on March 26, 2026, Shinhan Financial Group(“SFG”) has satisfied the requirements for separate taxation of dividend income from shares of high-dividend companies under the Restriction of Special Taxation Act.(1) Accordingly, SFG has refiled its 2025 Corporate Value-up Plan to include information on high-dividend company compliance.

The 2026 Shinhan Financial Group Corporate Value-up Plan will be disclosed following a subsequent resolution of the Board of Directors.

(1) The special taxation is granted only to residents. For further information, please refer to Article 104-27 of the Restriction of Special Taxation Act of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 26, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer